UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2016	Commission File Number 001-33439
JET METAL CORP.
(Translation of registrant's name into English)
Suite 1240, 1140 West Pender St., Vancouver, B.C.  Canada  V6E 4G1
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F.
Form 20‑F ☑	Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S‑T Rule 101(b)(1):          _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S‑T Rule 101(b)(7):          _____
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐          No  ☑
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________
EXHIBIT INDEX
Exhibit	Description of Exhibit
99-1	Preliminary Short Form Prospectus dated November 25, 2016
99-2	Canada Jetlines Ltd. - Condensed Interim Financial Statements for the Three and Nine Months ended September 30, 2016
99-3	Canada Jetlines Ltd. - Management Discussion and Analysis for Three and Nine Months Ended September 30, 2016
99-4	Canada Jetlines Ltd. – Pro Forma Consolidated Statements of Financial Position as at July 31, 2016

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
JET METAL CORP.
By:
/s/ Sheila Paine
Sheila Paine
Date: November 28, 2016		Corporate Secretary